Filed  by  Ashland  Inc.  pursuant  to  Rules  165  and  425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                              Subject Company: Ashland Inc.
                                             Commission File No.: 001-02918

-------------------------------------------------------------------------------
FORWARD-LOOKING STATEMENTS
This document contains  forward-looking  statements,  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility the transaction may not close including as a result of failure to finalize the closing agreement with the Internal Revenue Service or failure of Ashland to obtain the approval of its shareholders; the possibility that Ashland may be required to modify some aspect of the transaction to obtain regulatory approvals; and other risks that are described from time to time in the Securities and Exchange Commission (SEC) reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K, as amended, for the fiscal year ended Sept. 30, 2004, filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this document to reflect events or circumstances after the date of this document.

ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
In connection with the proposed transaction, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC on June 21, 2004 and an amended preliminary proxy statement on Schedule 14A on August 31, 2004. ATB Holdings Inc. and New EXM Inc. filed a registration statement on Form S-4, which includes a further amended preliminary proxy statement/prospectus, with the SEC on October 12, 2004. Investors and security holders are urged to read those documents and any other relevant documents filed or that will be filed with the SEC, including the definitive proxy statement/prospectus regarding the proposed transaction as they become available, because they contain, or will contain, important information. The definitive proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the definitive proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, including the preliminary proxy statement at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus, and other documents filed with the SEC by Ashland, including the preliminary proxy statement, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 14, 2004. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the definitive proxy statement/prospectus when it becomes available.


CORPORATE PARTICIPANTS

WILLIAM HENDERSON
Ashland Inc. - IR

JIM O'BRIEN
Ashland Inc. - CEO

MARVIN QUIN
Ashland Inc. - CFO

STEVE GORDON
Cravath, Swaine & Moore - Tax Partner


CONFERENCE CALL PARTICIPANTS

JEFFREY ZEKAUSKAS
J.P. Morgan - Analyst

FRED LEUFFER
Bear Stearns - Analyst

LEE JING
AIG - Analyst

ROSS BERMAN
One Trust Capital - Analyst

PAUL QUIVENAL
Force Capital Management - Analyst

ANN KOHLER
IRG Research - Analyst

DARREL NORIAN
Blackrock - Analyst

FADEL GHEIT
Oppenheimer - Analyst

MATT WARBURTON
UBS Warburg - Analyst

CHI CHAO
Petrie Parkman - Analyst

ALEX MITCHELL
Focus Asset Management - Analyst


PRESENTATION

OPERATOR

Good day ladies and gentlemen and welcome to the Ashland review of an agreement to transfer Ashland MAP interest into Marathon conference call. My name is Raika (ph) and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be conducting a question and answer session towards the end of today's conference. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes.

I would now like to turn the presentation over to your host for today's conference, Mr. William Henderson, Director of Investor Relations. Please proceed sir.

WILLIAM HENDERSON - Ashland Inc. - IR

Thank you Raika and good morning everyone. Welcome our conference call to discuss the MAP transaction with Marathon. Before we get started, I'd like to introduce the participants in the call. We will have with us this morning Jim O'Brien, our Chairman and Chief Executive Officer; Marvin Quin, Senior Vice President and Chief Financial Officer; David Hausrath, Senior Vice President, General Counsel and Corporate Secretary and Steve Gordon, who is a tax partner was Cravath, Swaine & Moore.

I want to remind each of you that we will be making forward-looking statements and those statements are subject to numerous risks, uncertainties and assumptions which are also fully described in this morning's press release in our Form 10-K. As you will hear more detail later, the transaction we announced this morning is subject to a number of conditions and approvals and may ultimately not be completed. I also encourage you to read the proxy statement and prospectus when it becomes available. Now it is my pleasure to turn the call over to Jim O'Brien, our Chairman and Chief Executive Officer.



JIM O'BRIEN - Ashland Inc. - CEO

Thanks, Bill. Good morning everyone. This morning, we announced an amended agreement with Marathon. The agreement would result in a transfer of our 38% ownership in Marathon to Ashland Petroleum which we referred to as MAP and two other businesses in exchange for cash and Marathon stock totaling approximately $3.7 billion. I am pleased to say that this compares to a transaction value of approximately $3 billion in the earlier agreement with the increase in value going substantially to Ashland shareholders in the form of Marathon stock. The amended transaction is expected to be tax-free to Ashland shareholders and tax efficient to Ashland. This again compares favorably to the earlier transaction where Ashland bore a full responsibility for all 355 E tax liability. As Marvin Quin will describe, Marathon has agreed to satisfy the first $200 million of any 355 E tax liability under section 355 E.

I want you to know that Ashland's Board of Directors took a comprehensive look at all of the alternatives available with respect to our ownership interest in MAP. We concluded that the transaction's tax efficient structure was the best alternative. The increased value of $700 million will be delivered in $600 million of Marathon's stock directly to our shareholders and $100 million in cash. This is a significant reduction of Ashland's tax risk. Further, this tax efficient transaction provides certainty with respect to both the timing and the value of our interest in MAP.

The amended transaction would result in the formation of a new corporate entity which we will refer to as New Ashland. This would essentially be the continuation of Ashland minus its MAP interest, its maleic business in 16 Valvoline Oil Change Centers in Michigan and Ohio. Now I will ask Marvin to provide details of the transaction, then I will come back and talk about the strategy for Ashland going forward. Following that, we will answer your questions.

We view this is the first in a series of steps we're taking to better position Ashland as a value-creating enterprise. Our guiding principles now and going forward are to maintain a patient and disciplined approach to growth, to take a process-centered approach to our businesses and to achieve top quartile performance. With that, I will turn the call over to Marvin.



MARVIN QUIN - Ashland Inc. - CFO

Thank you, Jim, and good morning everyone. I'd like to remind you we do have slides that you can follow through the presentation and number of numbers are represented on these slides. As Jim mentioned under the amended agreement, Ashland and its shareholders will receive total consideration for Marathon of $3.7 billion and will receive cash in MAP accounts receivable of 2.8 million of which 94 million represents the value of our maleic anhydride business and the 60 Valvoline Instant Oil ChangeCenters. Ashland's shareholders will receive Marathon's stock worth a value of 915 million. Based upon the number of shares outstanding as of March 31, shareholders would receive $12.66 of Marathon stock per Ashland's share. This compares to 315 million, or $4.32 per share in the early agreement.

As you may recall, Ashland and Marathon had deferred receiving distributions from MAP since March 18 of 2004. Such distributions will continue to be suspended until the closing of the transaction. As a result, the final amount of cash to be received by Ashland would be increased by an amount equal to 38% of the accumulated cash from operations during this period prior to closing. At March 31, 2005 Ashland's share of these funds was $560 million. As a point of reference, our portion of MAP's free cash flow for the June quarter has averaged slightly more than $100 million since the formation of MAP and based upon this, let's assume our total cash at the end of June is $700 million. The key factors affecting the closing cash balance will be MAP's profits and capital expenditures prior to closing, as well as factors impacting working capital such as crude oil prices and decisions on sourcing crude oil in domestic versus foreign markets.

Under the terms of the earlier agreement, and I'm going to tax now, the tax on line, closing was conditioned on receipt of private letter ruling from the IRS with respect to tax issues. Under the terms of the amended agreement, Ashland and Marathon expect tom enter a closing agreement. The IRS would favorably address all of these tax issues other than the basis reduction issue which I will describe now. As previously disclosed, Ashland would incur a Section 355 E tax gain in the transaction equal to the difference between the fair market value of Ashland and the tax basis of Ashland at closing. Under the closing agreement, the retention by Ashland of certain contingent liabilities related to previously owned businesses will reduce Ashland's tax basis. Marathon has agreed to pay the first $200 million of any 355 E tax. Ashland would pay the next 175 million of section 355 E tax if required and any remaining tax would be shared equally by Ashland and Marathon.

Based on the number of shares outstanding as of March 31, 2005 and our current estimate of Ashland's tax basis, we expect that Ashland would be required to pay this tax only if our stock price from the closing date exceeds $74.50.

Before I talk about the use of the transaction proceeds, let me spend a minute to describe how we got here. As Jim said in the (indiscernible) outcome, our management and Board took a fresh look at the alternatives available to Ashland and considered what would deliver the best value for our shareholders. Among other things, the management and Board carefully considered are the outlook for the refining and marketing industry, the uncertainty created by Marathon's right to call Ashland's interest in that at any time and Ashland's tax basis in MAP. Since we first announced the transaction last year, conditions in the refining and marketing environment have been robust and profitability has been well above midcycle levels. We think the increased consideration that we announced today reflects this.

Further, as most of you are aware, Marathon has the right to call our MAP interest at any time providing great uncertainties on timing and value. The amended agreement provides Ashland shareholders certainty with respect to both timing and value. Management and the Board considered the merit of a taxable transaction as compared to the agreed-upon tax efficient structure. Given that our tax basis in MAP is less than $1.3 billion, a fully taxable transaction would create a very large tax liability for the Company. Our federal and state tax rate is about 39%. Therefore we estimate that the 3.7 billion tax efficient agreement would equate to a $5.2 billion taxable transaction. We believe that the certainty and value provided in the tax efficient transaction provides the best alternative for Ashland's shareholders. As Jim mentioned, this transaction delivers $915 million of this value directly to our shareholders in Marathon's stock.

Now let's address Ashland's capital structure and the use of proceeds. In arriving at the decision to pursue the transaction under the amended agreement, management and the Board waived the restrictions that the tax efficient structure poses on the use of proceeds versus the overall value that is being delivered to Ashland and its shareholders. We do not intend use the proceeds to repurchase stock or to pay a special dividend.
Long-term we would expect our capital structure to eventually look more like a typical industrial company. We also expect to continue our regular quarterly $0.275 dividend which equates to $1.10 per year.

With respect to near-term use of proceeds, Ashland intends to reduce or eliminate debt in other forms of financial leverage. Specifically, we plan to repay all of our public bank debt which totaled $1,811,000,000 as of March 31, 2005. We expect to repay the $150 million of receivables financing program that is now outstanding and various leases which might total 100 million. We will have additional debt redemption and other costs amounting to about 100 million. We also expect to contribute approximately 100 million to our qualified pension plans which would cost us 60 million after tax. At September 30, '04 our pension assets were 980 million -- excuse me -- $908 million which equaled 97 -- 91% of our approved pension liabilities. The addition 100 million funding should fully fund our qualified pension plans.

We also expect to make tax payments related to MAP's normal pre-closing operating income, which is likely to be in the range of 100 to $150 million. Once again, we expect to incur 355 E taxes if our stock price exceeds $74.50 on the day of closing. If you take the 2.8 billion in cash we received from MAP -- excuse me, from Marathon -- plus the 700 million in deferred MAP distributions and deduct the above usage, we would arrive at roughly 1.1 billion in cash remaining after the transaction.

Longer-term, it is our intention to be very disciplined and patient in our investment approach. The central focus of our investment strategy will be on organic growth in our core businesses. To the extent we consider acquisitions, we will focus on our core businesses and on investing in related businesses. Any acquisition will need to pass a regular screening of whether the synergies justify the price and whether we can effectively integrate it into our existing systems and processes.

With respect to uplaying (ph) income, our New Ashland will not have the contribution from the maleic anhydride business and the 60 VIOC stores, which totaled 8.2 million for 2004 and $1.7 million for the first six months of 2005. After closing, we would retain some costs related to the transferred businesses, including post-retirement benefit cost of former Ashland Petroleum and Super American division employees. The costs are related to individuals who retired prior to the formation of MAP. We would also have some remaining environmental cost for closed terminals, refineries and service stations that were never placed in MAP. These costs plus some corporate overhead allocations are now allocated to the refining and marketing business. These stranded costs might be $15 million in the next 12 months and should gradually decline over time.

The payment of leases would eliminate at least $24 million in annual lease or vent (ph) expenses, but it may raise depreciation cost by about $10 million annually. Obviously we would expect to eliminate essentially all interest expense although we would have interest income on our cash balances.

Finally, I want to emphasize that this transaction expands our commercial relationships with MAP and Marathon in a number of ways. MAP is currently a supplier to our Valvoline, APAC and chemical distribution businesses, selling us leach products, asphalt and solvents. MAP is also a customer for our packaged products from Valvoline and water treatment chemicals provided by our specialty chemical division. MAP will become the sole supplier of maleic anhydride for our domestic unsaturated polyester resin business and will become our largest Valvoline Instant Oil chain franchisee. The transaction is subject to among other things approval by Ashland's shareholders, consent from public debt holders, finalization of the closing agreement to the Internal Revenue Service and customary antitrust review. As with the original transaction, under the terms of the amended agreement, we're not obligated to close unless we receive consents from 90% of the principal amount of long-term debt. Consents for two-thirds of an individual series represents consent of the entire series. If we fail to obtain the 90% consent level, Ashland has the option to waive this condition and close the transaction. Ashland and Marathon have agreed to use reasonable best efforts to complete the transaction by June 30 with the termination date extended to September 30, 2005. Now let me turn the program back over to Jim.



JIM O'BRIEN - Ashland Inc. - CEO

Thanks, Marvin. As Marvin has already provided details about the transaction and why we believe it provides the best alternatives for our shareholders, while we have been pleased with the performance of the joint venture and our relationship with Marathon, the transfer of Ashland's interest in MAP to Marathon is an important step in achieving the Company's strategic objectives.

After the close of this transaction, we will own four divisions in two sectors -- chemical and transportation construction. Both sectors are focused on meeting customers' needs, enabling growth through process improvement and achieving top quartile performance. The Chemicals sector, which includes the Ashland Distribution, Ashland Specialty Chemical and Valvoline divisions, is creating a sustainable low-cost business structure providing a model for effective integration of acquisitions and driving market expansion. To enable growth, they also are focusing on innovative research and development of new products and services.

The Transportation Construction sector, commercially known as Ashland Paving and Construction, or APAC, is executing strategies that should help it to increase its share of major projects, strengthen its marketing and business development capabilities and improve operational efficiency. As we integrate Ashland's businesses, we continue to find new sources of competitive advantage, creating actionable strategies with measurable targets and operating as a unified organization.

In summary, our disciplined investment approach will focus on expanding and strengthening our core businesses through organic growth. This is an historic moment for Ashland. We're really excited about this transaction and the prospects for Ashland's future. We believe the timing of this agreement and the value we will be able to deliver to our shareholders offers us the best alternative going forward. As Marvin discussed, we will continue our mutually beneficial business relationships with Marathon. I want to thank Marathon for the successes we have shared through the MAP joint venture and look forward to continuing to work as both customer and supplier to Marathon and as a partner with them as our largest Valvoline Instant Oil Change franchisee.

This deal marks a new era for Ashland. I am confident that we are well positioned to create long-term value for our shareholders. As we have said in the past, we clearly recognize that the measure of this management team going forward will be how well we preserve, improve and deliver this value to our shareholders. Now we will be happy to answer any questions you have.





QUESTIONS AND ANSWERS

OPERATOR

(Operator Instructions) Jeffrey Zekauskas, J.P. Morgan.



JEFFREY ZEKAUSKAS - J.P. Morgan - Analyst

Hi, good morning. A couple of questions. If it turns out that Marathon has to pay the 200 million in 355 E tax, is that 200 million something that Ashland will have to pay taxes on because it's a benefit to Ashland?



JIM O'BRIEN - Ashland Inc. - CEO

Let me have Steve Gordon respond.



STEVE GORDON - Cravath, Swaine & Moore - Tax Partner

The simple answer is no. Because of the structure of the transaction, Marathon will be acquiring what's essentially the former parent of our tax group and that's where that liability will be located. So its payment of that liability won't be a benefit to New Ashland that tax will have to be paid on.



JEFFREY ZEKAUSKAS - J.P. Morgan - Analyst

Thank you. Second  question is -- if you're going to have roughly,  call it
1.2 billion in cash, then presumably you've thought about how you might invest it. So in rough terms, what's your target for your pretax return on that 1.2 billion on an annualized basis?

JIM O'BRIEN - Ashland Inc. - CEO

Jeff, we've given this a lot of consideration obviously and we've sat down with our Board and talked about the various strategies and we have spent a lot of time talking to the market about our intent on this cash. And now that the transaction appears to be on a track of completion, we have not changed our opinion of how we want to go forward. And basically, we realize that that cash will be sitting there and we're going to invest it short-term in interest-bearing types of opportunities. As we look at our longer-term growth, we have specifically said our immediate opportunities are going to lie in the chemical sector. We believe they are more organic in nature. We're also going to be looking at opportunities as they become available in things that we have interests. As far as complementary type transactions, we have said that the target is between 100 to $500 million in size. We're going to be very patient as far as evaluating those activities and those opportunities. We also have a very stringent review process by which as a project is being evaluated, it has to pass our hurdles and it has to be strategic and it also has the past our contra (ph) team as far as reasons why we should not do the transaction.

So our intent is no different than it was before. We're going to be very patient, we're going to be very methodical and we're going to look at things very comprehensively in how we go forward. But our specific interest today is on organic growth and we think that presents our best opportunity.

So again we're going to be very patient and as I said in the past, I think the expectation in the market should be that we consume this cash for some time.



JEFFREY ZEKAUSKAS - J.P. Morgan - Analyst

Thank you very much.


OPERATOR

Fred Leuffer, Bear Stearns.



FRED LEUFFER - Bear Stearns - Analyst

Good morning. Congratulations Jim, Marvin, Bill. I just had a couple of questions, Jim. First, how long before you could consider repurchasing stock or issuing some kind of special dividend or something like that?



JIM O'BRIEN - Ashland Inc. - CEO

That's a great question, and I think the best person to answer that is Steve Gordon with Cravath. Steve?



STEVE GORDON - Cravath, Swaine & Moore - Tax Partner

Right now, we're trying to finalize the closing agreement concerning the transaction with IRS, and that's not yet complete. Our expectation is that once that is complete, the tax structure would probably permit a certain amount of stock to be repurchased under the relevant tax rules. Nevertheless, the structure adopted to achieve those tax goals also imposes some non-tax considerations that would have to be taken into account. As a result right now, the Company does not have any intention to repurchase its stock.



FRED LEUFFER - Bear Stearns - Analyst

Okay.

JIM O'BRIEN - Ashland Inc. - CEO

I'm sure that was perfectly clear, Fred.



FRED LEUFFER - Bear Stearns - Analyst

Well, anytime you have a lawyer answer the question, I'm sure it's perfectly accurate, but it's usually useless. My fault for asking, sorry. That's one I think you can't answer directly. The Marathon share distribution -- is this a fixed-dollar amount of 950 million, or is it a fixed number of share?



MARVIN QUIN - Ashland Inc. - CFO

Fixed dollar.



FRED LEUFFER - Bear Stearns - Analyst

To be to determine at the closing?



MARVIN QUIN - Ashland Inc. - CFO

Actually, the way it works is there's a 20-day period ending three days prior to closing, and it's the average stock price during that 20-day period. But in near parlance, it's a fixed dollar.



FRED LEUFFER - Bear Stearns - Analyst

Terrific.   And  just  lastly,   I'm  assuming  that  the  Marathon   share
distribution to Ashland's  shareholders  will be treated as a tax-free spin
(ph)?



JIM O'BRIEN - Ashland Inc. - CEO

That's correct, Fred.



FRED LEUFFER - Bear Stearns - Analyst

And that will just simply go to lower the basis of shareholders' tax basis in Ashland?



STEVE GORDON - Cravath, Swaine & Moore - Tax Partner

Essentially, the shareholders' tax basis in their current Ashland shares will be split between their tax basis and the new Ashland shares and in the Marathon shares in proportion to their relative fair market values.



FRED LEUFFER - Bear Stearns - Analyst

Terrific. Thank you, guys, congratulations again.

OPERATOR

Lee Jing (ph), AGI.



LEE JING - AIG - Analyst

Good morning. This is Lee Jing from AIG, and this question is really for Marvin. And I just wanted to find out if there is any premium assumptions for the debt retirement, assuming there will be a tender for the outstanding debt?



MARVIN QUIN - Ashland Inc. - CFO

Yes. What we will be offering what we consider a fair value. Obviously the public debt trades at a premium today and we will be offering a fair value for the debt and at a level which we would expect to receive the required consents.



LEE JING - AIG - Analyst

Thank you.


OPERATOR

Ross Berman (ph), One Trust (ph) Capital.



ROSS BERMAN - One Trust Capital - Analyst

Thanks very much, congratulations guys. I have one question that was just relation to -- you expect the capital structure ultimately to look like a more typical industrial company. Can you maybe just tell us what your interpretation of that is?



MARVIN QUIN - Ashland Inc. - CFO

Yes. We would like to be a an investment-grade corporation which we think a triple-B or a triple-B type minus credit rating or maybe even triple-B plus makes sense for us long-term. This would imply some debt and depending on how the rating agencies look at things at the time, that may be 30% debt to cap, or maybe a better was of looking at it is a multiple two or three times EBITDA, something of that order of magnitude.



ROSS BERMAN - One Trust Capital - Analyst

Alright, thanks very much.


OPERATOR

Paul Quivenal (ph), Force (ph) Capital Management.

PAUL QUIVENAL - Force Capital Management - Analyst

Hi, guys. Thanks for taking the call. Just a couple of quick questions. Could you clarify how many shares you could repurchase under the agreement and ultimately, if you -- I guess why would you be constrained from purchasing shares? And also, would you entertain a bid for the company?



JIM O'BRIEN - Ashland Inc. - CEO

Well those are obviously excellent questions of which we have no answers for at this time. But as you look -- if you look at the last one, we have no intent of putting the company up for sale. We really believe in our strategy, we believe in the shareholder value we're creating and that is the strategy we're moving down.

As far as other expansive type questioning on the tax basis, I think Steve kind of gave you all he can give you at this stage of our development we've worked with the IRS, because again that particular document is not complete. So until that's completed and the deal is closed, our intention as Marvin has stated is not to have a special dividend (indiscernible) have a buyback program, and that's our intent.



PAUL QUIVENAL - Force Capital Management - Analyst

Okay. But in the agreement as it's sort of being worked out, is there any sort of base level of shares that it allows for?



JIM O'BRIEN - Ashland Inc. - CEO

Again, that agreement is still under discussion, so we really can't comment on it.



PAUL QUIVENAL - Force Capital Management -
Analyst

Okay, thanks.



OPERATOR

Ann Kohler, IRG
Research.



ANN KOHLER - IRG Research - Analyst

Thank you. Good morning gentlemen and congratulations. Just a question. What since the IRS has been a roadblock here, kind of what, if you could walk me through what needs to be worked on with the IRS and in the next I guess 1.5 months to get that transaction completed from their side of the ledger?



JIM O'BRIEN - Ashland Inc. - CEO

We'll have Steve answer that question.



STEVE GORDON - Cravath, Swaine & Moore - Tax Partner

The IRS, we're engaged in discussions with the IRS concerning a closing agreement that would take the place of a private letter ruling for the transaction. Those discussions are very far advanced and we expect to complete them shortly. As has been noted, they will require a -- we anticipate that they will require a reduction of the new Ashland stock basis for certain assumed contingent liabilities. Otherwise, we believe that it will be relatively straightforward based on where we are right now. So it still needs to be completed.

ANN KOHLER - IRG Research - Analyst

Thank you.


OPERATOR

Darrel Norian (ph), Blackrock.



DARREL NORIAN - Blackrock - Analyst

Hi, I had just two questions. One, on slide six where you kind of go through the uses of the cash, does that net cash number include or exclude the expected distribution you guys would get from MAP at the closing?



MARVIN QUIN - Ashland Inc. - CFO

Includes.



DARREL NORIAN - Blackrock - Analyst

It includes that, okay. And the secondly, can you just review for me the tax consequences. If the stock is above the 74.50, do you guys -- or would just be responsible for taxes on the spread of the stock price above that, correct?



MARVIN QUIN - Ashland Inc. - CFO

Yes. An easy way  thinking  about it is 39% of any market  value above that
74.50 is tax that would be paid to the IRS and to the states.



DARREL NORIAN - Blackrock - Analyst

Great, thanks very much.



OPERATOR

Fadel Gheit, Oppenheimer.



FADEL GHEIT - Oppenheimer - Analyst

Jim and company, good morning. I have several questions. One, how is the stock portion of the transaction is right at (ph) -why only 915? Why isn't it 2 billion in spot and 1 billion in cash, or 1.7 billion in cash?

JIM O'BRIEN - Ashland Inc. - CEO

As we sat down and looked at all of the alternatives and ways to create shareholder value for the holders of our shares, the Board and myself tried to create as much value that we could deliver directly in the hands of the shareholder immediately. As we sat down with Marathon and negotiated this, we pushed them and pushed them on the amount of stock that we could get into the hands of our shareholders, and this is where we -- our agreement fell, 915 million.



FADEL GHEIT - Oppenheimer - Analyst

Just a clarification, the IRS did not impose the apportionment of the cash versus stock, correct? It is a negotiated deal between the two companies?



JIM O'BRIEN - Ashland Inc. - CEO

It was a negotiated deal between the two companies and that is where we came to between the two companies, between Marathon and Ashland -- their willingness to give stock and our willingness to ask for stock, and it came to 915, so that was the agreement.



FADEL GHEIT - Oppenheimer - Analyst

But hypothetically speaking, you could -- if the companies would agree to it, you could have taken more stock?



JIM O'BRIEN - Ashland Inc. -
CEO

That's true.



FADEL GHEIT - Oppenheimer - Analyst

Which would have meant more tax-free money to the shareholders?



JIM O'BRIEN - Ashland Inc. -
CEO

That's true.



MARVIN QUIN - Ashland Inc. - CFO

And it takes the other party to agree to that.



JIM O'BRIEN - Ashland Inc. - CEO

That's right. But as I said, this was the agreement after extensive negotiations and discussions. As you all know, this deal was starting to be reworked again about seven months ago. So this is nothing that we took lately; we took it very seriously and tried to create as much value that we could transfer to the hands of our shareholders immediately. and that is where the agreement fell.

FADEL GHEIT - Oppenheimer - Analyst

Okay. Let us walk through the scenario that you concluded is deal. Would this deal bargain from restructuring the Company further or changing the makeup of the company trading asset bartering with -- from other companies to emphasize the areas that you think are higher growth areas? Would that prevent you from doing so?



MARVIN QUIN - Ashland Inc. - CFO

We can't speculate on the transaction that's not well-defined. Any time you're asking about tax questions, you have to get into very specifics.



FADEL GHEIT - Oppenheimer - Analyst

But this deal stipulated uncertainty (ph) you cannot buy back your stock, you cannot pay dividend. What else you cannot do to not to violate the terms of the agreements with the IRS?



JIM O'BRIEN - Ashland Inc. - CEO

There's really no other restrictions besides that. So just broadly to your answer, there are new other restrictions.



FADEL GHEIT - Oppenheimer - Analyst

Okay, thank you.



OPERATOR

Matt Warburton, UBS Warburg.



MATT WARBURTON - UBS Warburg - Analyst

Good morning, everybody. A couple of questions on tax. Marvin on the call on Monday, you suggested that the tax for the group would be around the 38.5% level for the balance of the year and on a go-forward basis. In the initial proxy form the implication was that post on that deal, the tax on a go-forward basis for the residual group would be around 34.5%. Is that still the expectation that the group tax charge would fall as a basis of getting rid of the MAP assets?



MARVIN QUIN - Ashland Inc. - CFO

Well, we will be refiling the documents to the SEC perhaps as early as tomorrow and it will have pro formas in there. We would have, typically have a lower overall tax rate than our marginal tax rate. Our marginal tax rate on income is 39%, but our average tax rate is -- book tax rate -- is somewhat less than that because of various preferences or special situations or foreign sourced income, etc.



MATT WARBURTON - UBS Warburg - Analyst

Question for Jim. Jim, you mentioned in your comments that the title (ph) acquisition you might be looking at is between 100 and 500 million. In terms of the Company stands at the moment, what do you see as the capacity either in systems, personnel?

I know you -- obviously, you put a more acquisition screening criteria and plan and you talked about that last year. As we stand at the moment, what do you see as the capacity of the business to absorb incremental assets for the next 6 to 12 months?



JIM O'BRIEN - Ashland Inc. - CEO

There's never been any 6 to 12 months. One of the things we're really focusing on is getting the Chemicals sector integrated, then getting the right processes to have a broader Company to drop in acquisitions. So as I look over the next 6 to 12 months, we are not anticipating any acquisitions at this time, not to say we won't evaluate some. So if you look at the capability of the organization, I would say that we are emerging as a very capable organization that could potentially integrate something to that size I described, but there is nothing planned at this time.



MATT WARBURTON - UBS Warburg - Analyst

Okay, thanks very much.




OPERATOR

Chi Chao (ph), Petrie Parkman.



CHI CHAO - Petrie Parkman - Analyst

I'm just wondering -- did the value of the Valero Premcor deal have any bearing on the terms of the transaction?



JIM O'BRIEN - Ashland Inc. - CEO

As we sat and negotiated this transaction, obviously we looked at a whole range of valuation techniques -- the cash flow generated from MAP, its historical performance, what we thought the future performance of the asset would be, the asset values -- and during the whole period of time that this project has been negotiated, the values of these assets have been improving. So the fact that we were able to deliver another $700 million worth of value I think demonstrates that we took this change in the marketplace very seriously and negotiated for our shareholders in the vein that we were trying to achieve a value that reflects the current market. So as you look at the Premcor deal, you can run the numbers as we have. And I think after you run the numbers and you make the evaluation, take into account that Premcor has a high level of synergies which is not available to Marathon through this deal. And where we stand as far as the complexity of our assets versus their assets, I think the two deals compare very favorably.



CHI CHAO - Petrie Parkman - Analyst

Are there any sort of earnout provisions going forward from the deal?



JIM O'BRIEN - Ashland Inc. - CEO

No.

CHI CHAO - Petrie Parkman - Analyst

Final question. It seems like a lot of your focus strategically going forward is going to be on chemicals. Are you still committed to the construction business longer-term?



JIM O'BRIEN - Ashland Inc. - CEO

The Construction business is still a very important to us and we're still very committed to it. It's in a different place of its development. The Chemicals business has been through its restructuring, it has been through its reorganization, it has been through its refocusing in the marketplace and it is performing very, very well. The Construction business is not performing well. So they are getting the attention necessary to make them perform better.



CHI CHAO - Petrie Parkman - Analyst

It sounds like you're looking at fixing costs in these (indiscernible) business, rather than looking at strategic growth opportunities?



JIM O'BRIEN -
Ashland Inc. - CEO

That's correct.



CHI CHAO - Petrie
Parkman - Analyst

Thanks a lot.




OPERATOR

(Operator Instructions) Alex Mitchell, Focus
Asset Management.



ALEX MITCHELL - Focus Asset Management - Analyst

I realize you're still in negotiations with the IRS, but just I guess maybe by statute or if you could comment -- how long will any restrictions related to the IRS -- how long could those restrictions last?



STEVE GORDON - Cravath, Swaine & Moore - Tax Partner

I think that was a closing agreement not finalized. It's very difficult to say anything that's meaningful. So rather than say something that's not meaningful, I think we should not say anything.



STEVE GORDON - Cravath, Swaine & Moore - Tax Partner

That was meaningful. Alex?



ALEX MITCHELL - Focus Asset Management - Analyst

Okay. So not even -- you can't even comment on the statute?

STEVE GORDON - Cravath, Swaine & Moore - Tax Partner

There's no specifics statutory rule that -- on that point. It's a matter of -- it's not a statutory rule. There's no bright line (ph) passed. And just to reiterate, taxes are not the only issue that needs to be taken into account in this structure in determining the extend to which the Company is free to use cash to buy back shares or pay an extraordinary dividend.



ALEX MITCHELL - Focus Asset Management - Analyst

Where are the other issues?



STEVE GORDON - Cravath, Swaine & Moore - Tax Partner

The stock purchase agreement states that the Company has no intention to repurchase its shares. That's a very important statement in the transaction documents, the MAP master agreement rather, and the Company at this time has no intention and at closing will have no intention.



ALEX MITCHELL - Focus Asset Management - Analyst

So that can be changed?



STEVE GORDON - Cravath, Swaine & Moore - Tax Partner

That will be the intention.



ALEX MITCHELL - Focus Asset Management - Analyst

All right.




OPERATOR

At this time, you have no further questions.




WILLIAM HENDERSON - Ashland Inc. - IR

We want to thank everyone for their participation in the call. If you have any further questions, please call us in the office. Take care and have a great day.



JIM O'BRIEN - Ashland Inc. -
CEO

Thank you, everybody.




OPERATOR

Ladies and gentlemen, this does conclude your presentation for today. You may now disconnect. Have a great day.